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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934

                          MOUNTAIN PROVINCE MINING INC.
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    62426E402
                                 --------------
                                 (CUSIP Number)

                              BRENDA B. TATTERSALL
                        LINE MANAGEMENT SERVICES LIMITED
                              57-63 LINE WALL ROAD
                                    GIBRALTAR
                                  011 350 79000

                                 with a copy to

                            MARY J. MULLANY, ESQUIRE
                     BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                         1735 MARKET STREET, 51ST FLOOR
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 864-8631
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 25, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ X ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                              PAGE 2 OF 6 PAGES

-------------------------------------------------------------------------------
1)       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  BOTTIN (INTERNATIONAL) INVESTMENTS LIMITED
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group *
         (a)
               ----------
         (b)
               ----------
-------------------------------------------------------------------------------
3)       SEC Use Only

-------------------------------------------------------------------------------
4)       Source of Funds

                  WC
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

                  GIBRALTAR

-------------------------------------------------------------------------------
Number of Shares           7)       Sole Voting Power
Beneficially Owned
By Each Reporting                   10,305,211
Person With                ----------------------------------------------------
                           8)       Shared Voting Power

                                    0
                           ----------------------------------------------------
                           9)       Sole Dispositive Power

                                    10,305,211
                           ----------------------------------------------------
                           10)      Shared Dispositive Power

                                    0
                           ----------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  10,305,211
-------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
                                                                           [   ]
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

                  22.01%
-------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)*

                  CO

-------------------------------------------------------------------------------


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-------------------------------------------------------------------------------
2)       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  DERMOT DESMOND
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group *
         (a)
              --------
         (b)
              --------

-------------------------------------------------------------------------------
3)       SEC Use Only

-------------------------------------------------------------------------------
4)       Source of Funds

                  N/A
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

                  IRELAND
-------------------------------------------------------------------------------
Number of Shares           7)       Sole Voting Power
Beneficially Owned
By Each Reporting                   10,305,211
Person With                ----------------------------------------------------
                           8)       Shared Voting Power

                                    0
                           ----------------------------------------------------
                           9)       Sole Dispositive Power

                                    10,305,211
                           ----------------------------------------------------
                           10)      Shared Dispositive Power

                                    0
                           ----------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  10,305,211
-------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
                                                                         [   ]
-------------------------------------------------------------------------------
15)      Percent of Class Represented by Amount in Row (11)

                  22.01%
-------------------------------------------------------------------------------
16)      Type of Reporting Persons (See Instructions)*

                  IN
-------------------------------------------------------------------------------


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ITEM 1.           SECURITY AND ISSUER.
                  -------------------

         This Statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock of Mountain Province Mining Inc., a British Columbia, Canada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1205-789 West Pender Street, Vancouver, British Columbia, Canada, V6C 1H2 A1.

ITEM 2.           IDENTITY AND BACKGROUND.
                  -----------------------

         Bottin (International) Investments Limited ("Bottin") is a Gibraltar corporation and is a private limited company with its principal place of business at 57-63 Line Wall Road, Gibraltar. Bottin is a private investment company.

         Mr. Dermot Desmond has his principal business address at 57-63 Line Wall Road, Gibraltar. Mr. Desmond is an entrepreneur and owns 100% of the capital stock of Bottin. He is joining in this Schedule 13D because of such beneficial ownership of Bottin and has no other direct or indirect beneficial ownership of the capital stock of the Issuer. Mr. Desmond disclaims beneficial ownership of these shares, other than as a result of such ownership of Bottin. He is a citizen of Ireland.

         During the five years prior to the date hereof, neither of Bottin nor Mr. Desmond, nor, to the best of their knowledge, any executive officer or director of Bottin (who are listed in the Schedule I attached hereto, the contents of which are incorporated herein by reference), (i) has been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

         Bottin acquired beneficial ownership of an aggregate of 1,257,000 units, each unit consisting of one share of common stock and one-half of a non-transferable warrant, one whole warrant of which entitles the holder to purchase one additional share of common stock of the Issuer, in a private placement transaction pursuant to a Subscription Agreement dated October 25, 2000 (the "Subscription Agreement"). Bottin made this purchase for cash from its current working capital.

ITEM 4.           PURPOSE OF THE TRANSACTION.
                  --------------------------

         Pursuant to the Subscription Agreement, Bottin purchased 1,257,000 units from the Issuer, each unit consisting of one share of common stock and one-half of a non-transferable warrant, one whole warrant of which entitles the holder to purchase one additional share of common stock. The warrants are exercisable for two years at an exercise price of CDN$0.70 per share for the first year and CDN$0.80 per share for the second year.

         As a result of this transaction, Bottin increased its ownership of common stock of the Issuer to 10,305,211 shares. As previously reported on a
Schedule 13G, in June 2000, Bottin had acquired beneficial ownership of 8,419,711 shares of common stock of the Issuer as a result of an amalgamation of Glenmore Highlands Inc., a private limited company that had been owned by Bottin, into a subsidiary of the Issuer, and an exchange of the outstanding shares of Glenmore Highlands Inc. for shares of the Issuer.

         This Schedule 13D is filed pursuant to Section 240.13d-1(f) to report Bottin's beneficial ownership of more than 20% of the outstanding common stock of the Issuer. Bottin holds these shares for investment purposes.



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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

         Bottin beneficially owns, or is deemed to own, an aggregate of 10,305,211 shares of common stock of the Issuer (9,676,711 of the outstanding shares and warrants to purchase an additional 628,500 shares), which represents 22.01% of the outstanding common stock of the Issuer.

         Bottin has sole voting and dispositive power as to all of the 10,305,211 shares of common stock reported on this Schedule 13D. Mr. Desmond also has sole voting and dispositive power as to all such shares as a result of his ownership of Bottin.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  -----------------------------------------

         Bottin purchased the securities reported on this Schedule 13D pursuant to the Subscription Agreement. The description of the transaction discussed in
Item 4 is further described in the Subscription Agreement. Such document is incorporated herein by reference for all of the terms and conditions of such document. Except as described in this Schedule 13D, neither of Bottin nor Mr. Desmond has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  ---------------------------------

Exhibit A  Subscription Agreement dated as of October 25, 2000, between Bottin and the Issuer.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    November 8, 2000                   BOTTIN (INTERNATIONAL)  INVESTMENTS
                                            LIMITED


                                            By:      /s/ Brenda B. Tattersall
                                                -------------------------------
                                                Name:  Brenda B. Tattersall
                                                Title: Director


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    November 8, 2000                   By:      /s/ Dermot Desmond
                                                 ----------------------
                                                 Name: Dermot Desmond



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                                   SCHEDULE I


AUTHORIZED OFFICERS OF BOTTIN (INTERNATIONAL) INVESTMENTS LIMITED

Dermot Desmond                              Director

Desmond R. Reoch                            Director

Brenda B. Tattersall                        Director

Lesley A. Nuttall                           Director

Julie Crockett                              Director


Line Secretaries Limited                    Director